100-1001 Churchill Crescent
North Vancouver, British Columbia
Canada V7P 1P9

Tel: 604-980-6693 Fax: 604-980-6675
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September 20, 2005

VIA EDGAR ONLY
Wilson K. Lee
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

RE:     Vitasti, Inc. File No. 000-26673
   Comment letter dated August 19, 2005

Dear Mr. Lee:

On behalf of Vitasti, Inc. (“Vitasti” or the “Company”), please be advised that I am in receipt of your letter dated August 19, 2005 with respect to the SB-2 Registration Statement filed by the Company on July 1, 2005.

Please accept this letter in lieu of a more formal response to each comment set forth in your letter.

Financial Statements and Notes

General:

1.
Consistent with the Commission’s Release number 33-6823, the Registrant will provide unaudited Financial Statements in a footnote for the comparable period of the prior year with respect to Low Carb Centre et al. for the seven months ended December 31, 2003.

Note 2 - Acquisition Of Business

2.
In applying the guidance under EITF 98-3 the Company has evaluated the necessary elements of a transferred set in determining whether the asset group constitutes a business. In doing so, the company has evaluated the necessary elements and has determined that the transferred asset group constitutes a business.

3.	The former shareholders of LCC became the new block of controlling shareholders in the Company and the application of paragraph 17 of SFAS 141 would represent a reverse acquisition.

In this regard, the Company will restate its financial statements for the year ended December 31, 2004 to account for the purchase of the reverse acquisition. The Company will also accordingly revise its filings for any subsequent quarters, as necessary.

4.
To the extent the Company will restate its financial statements as per paragraph 3 above, the September 30, 2004 comparative financial statements of LCC will be reflected in the consolidated financial statements for the nine months ending September 30, 2005.

On behalf of the Company, please be further advised that the Company hereby acknowledges the following:

(1)	the Company is responsible for the accuracy and adequacy of the disclosures in the filings;
(2)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the commission from taking any action with respect to the filings; and
(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Thank you for your attention to this matter. To the extent that you have additional comments or concerns, please contact me directly or my attorneys, the Law Offices of Wade Huettel, Esq., at (619) 892-3006.

Very truly yours,

/s/ TAMMY-LYNN MCNABB

Tammy-Lynn McNabb,
President & CEO

cc: Wade D. Huettel, Esq.